Mail Stop 3561

May 29, 2009

Mr. Gao Zhentao, CEO
Yuhe International, Inc.
301 Hailong Street
Hanting District, Weifang, Shandong Province
The People's Republic of China

      Re:    **Yuhe International, Inc.**
               **Post-Effective Amendment for Registration Statement on Form S-1**
               **Filed on April 22, 2009**
               **File No. 333-150836**

               **Form 10-K/A**
               **Filed May 13, 2009**
               **File No. 333-83125**

Dear Mr. Gao:

      We have reviewed your response letter dated May 20, 2009, and have the following comments.  Where indicated, we think you should revise your filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 31, 2009, Amended May 13, 2009

Item 9A, Controls and Procedures

1.      We note your response to comments one and two from our letter dated May 18, 2009 and the statement in your draft disclosure that "the material weakness

related to loans is in violation of Section 402 and a lack of review and approval of related party loans by independent directors…" It is unclear if the lack of review and approval is a separate control deficiency, or if it relates to the Section 402 violation. Please revise (a) and (b) of this section to clarify the extent to which your ineffectiveness conclusions relate to two separate issues, one or both of which constituting a material weakness. If there is just one control deficiency, or if the Section 402 and independent review and approval issues overlap, your revised disclosure should briefly address the nature and extent of their relationship to one another.

2. We reissue prior comment two. Based on the last four bullet points describing your remediation efforts, it is still unclear if management found material weaknesses or significant deficiencies not relating to the two control deficiencies identified in the paragraph beginning "[m]anagement had concluded …" Please revise to disclose, if true, that you identified significant deficiencies or material weaknesses, as the case may be, relating to compliance with U.S. GAAP or other issues not relating to compliance with Section 402 and lack of review and approval for related party loans by independent directors, the two issues you identify in the paragraph referenced above. In the alternative, revise to explain how the deficiencies identified in the last four bullet points relate to preventing future violations of Section 402 or loans that are not reviewed or approved by independent directors.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please feel free to contact Edwin S. Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Simon Luk, FAX: 852-2292-2200 (Hong Kong)
Eric Cohen, FAX: (212) 294-4700 (New York City)